Exhibit 99.3

FOR IMMEDIATE RELEASE

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	K1A Field Comes On Stream in Dutch North Sea

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Thomas SAUNDERS
Tel. : 33 (1) 47 44 42 30

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

TOTAL FINA ELF S.A.
Capital 7 050 977 980 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	Paris, March 1, 2002 - TotalFinaElf has brought on stream the K1A gas field in the Dutch sector of the North Sea, approximately 150 kilometres northwest of the Den Helder terminal. TotalFinaElf, the operator, holds a 42.37% interest in the field. Its partners are Energie Beheer Nederland B.V. (43.3%) and Nederlandse Aardolie Maatschappij B.V. (14.33%).

Development of the field is continuing, and is expected to result in production of around 20,000 barrels of oil equivalent per day by mid-2003.

The unmanned production platform, installed last summer, is equipped with a gas separation and processing unit. The production is exported to the Balgzand terminal, at Den Helder, via the existing facilities. The entire gas output is contracted for sale to Gasunie.

The start-up of production at K1A strengthens the position of TotalFinaElf in the Netherlands where it is the second largest operator, with an equity production of more than 70,000 barrels of oil equivalent per day in 2001.

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